Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G dated August 1, 2008 with respect to the shares of Common Stock of Star Bulk Carriers Corp. and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: August 1, 2008

RCG CARPATHIA MASTER FUND, LTD. By: Ramius LLC, its investment advisor By: C4S & Co., L.L.C., as managing member RAMIUS LLC By: C4S & Co., L.L.C., as managing member	RCG ENTERPRISE, LTD By: Ramius LLC, its investment manager By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss